[Willkie Farr & Gallagher LLP Letterhead]

VIA EDGAR

January 17, 2013

James E. O’Connor

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Apollo Tactical Income Fund Inc.

(formerly known as Apollo Credit Fund Inc.)

Pre-Effective Amendment No. 2 to the

Registration Statement on Form N-2

Securities Act File No. 333-175832

Investment Company Act File No. 811-22591

Dear Mr. O’Connor:

On behalf of Apollo Tactical Income Fund Inc., a Maryland corporation (the “Fund”), we are hereby filing Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (the “Amendment”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment is being filed in order to respond to your comments of January 4, 2013 regarding Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed on November 21, 2012. Below we describe the changes we have made in response to your comments and provide the information you requested.

For your convenience, your comments are presented in summary form below and each comment is followed by our response.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Fund’s Registration Statement, as amended by the Amendment.

Prospectus

Prospectus Summary

1.	On page 1, in the “Who May Wish to Invest” section, please explain if the Fund intends to invest initially in fixed rate bonds. If so, conform the subsequent disclosure. Subsequent disclosure indicates that the Fund intends to invest in a mix of fixed and variable rate bonds and variable rate loans.

James E. O’Connor

January 17, 2013

Response: As disclosed in the discussion of the Fund’s investment strategy, the Fund has provided the Adviser with the flexibility to invest in varying types of credit instruments based on its analysis of the credit markets, which the Adviser expects to initially consist primarily of senior, secured loans and high yield corporate bonds. In order to clarify this point, the Fund has revised the referenced section of the prospectus summary to disclose the fact that the Fund’s fixed income portfolio is expected to initially consist primarily of investments in senior loans and corporate bonds.

2.	The first paragraph of the “Investment Strategies” section states that the Fund will invest “primarily” in loans and bonds. However, the previous page seems to indicate that the Fund will invest at least initially entirely in fixed rate bonds. Please clarify.

Response: As discussed in response to Comment 1, the Fund has added disclosure to the “Who May Wish to Invest” section to clarify the Fund’s portfolio is initially expected to consist primarily of investments in senior loans and corporate bonds.

3.	In the first paragraph of the “Investment Strategies” section please define the term “Fund’s Managed Assets” or provide a cross reference in the Prospectus where the term is defined.

Response: The first paragraph of the “Investment Strategies” section has been revised to include a cross reference to where the term Managed Assets is defined.

4.	Junk bonds and high yield securities refer to bonds. Leveraged loans or bank loans are terms that are used to identify below investment grade loans. The disclosure in the second paragraph of the “Investment Strategies” section should be expanded to clarify this point.

Response: The disclosure in the second paragraph of the referenced section has been revised to include a reference to “leveraged loans.”

5.	Pages 6 and 38 indicate that up to 20% of Fund assets may be invested in foreign debt and page 50 indicates that these investments may include emerging market securities. Please disclose the Fund’s ability to invest in emerging markets in the second paragraph of the “Investment Strategies” section.

Response: The disclosure in the referenced section has been revised to include a reference to investments in emerging markets.

6.	On page 4, under the heading “Private Equity Sponsorship,” please describe what kinds of securities are referred to by the phrase “participate in transactions sponsored by what it believes to be high-quality private equity firms.” Private equity firms normally take equity positions. Does this refer to LBO debt? Please explain.

James E. O’Connor

January 17, 2013

Response: The referenced disclosure has been revised to clarify that Fund investments in securities issued by companies sponsored by private equity firms is expected to consist primarily of credit instruments (as defined in the Prospectus).

7.	On page 5, under the heading “Derivatives,” please define the term “use.” Does this refer to the notional amount?

Response: The Prospectus discloses that the Fund may seek to gain investment exposure to credit instruments by investing in derivative instruments. This disclosure also states that the Fund will limit the use of derivatives for investment or speculative purposes (under normal circumstances) to 25% or less of its Managed Assets. The disclosure has been revised to clarify that the market value of a derivative will be used to calculate the Fund’s compliance with this policy.

8.	On page 6, under the heading “Derivatives,” please note that the SEC staff considers credit default swaps to be different from total return swaps and interest rate swaps in terms of their use and risks. Disclose the extent to which the Fund will invest in credit default swaps and how the Fund will satisfy the requirements of Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”) with respect to the Fund’s credit default swap investments.

Response: The Prospectus discloses that the Fund may enter into various types of derivative transactions, including acting as a buyer of credit default swaps. In order to preserve the maximum flexibility of the Adviser to allocate or hedge assets of the Fund based on its analysis of current credit market conditions, the Fund respectfully declines to state any specific policy on the degree to which credit default swaps may be entered into by the Fund. To the extent the Fund employs credit default swaps in its investment strategy, it intends to do so in compliance with Release 10666 and other published guidance of the SEC and its staff.

9.	On page 6, under the heading “Derivatives,” please confirm that if the Fund counts derivatives for purposes of compliance with the 80% test, it uses the market value of the derivatives rather than the notional value.

Response: The referenced disclosure has been revised to clarify that the market value of a derivative will be used to calculate the Fund’s compliance with this policy.

10.	Page 6, under the heading “Other Investment Companies,” discloses the Fund’s potential investment in securities of other investment companies, including ETFs. Please include an Acquired Fund Fees and Expenses entry in the fee table. If you feel that such entry is not necessary, please explain why.

Response: The Fund currently does not anticipate incurring Acquired Fund Fees and Expenses in excess of 0.01% of the average net assets of the Fund during its first year of operations. Accordingly, the Fund has not included an “Acquired Fund Fees and Expenses” subcaption in the fee table.

James E. O’Connor

January 17, 2013

11.	On page 6, under the heading “Other Investment Companies,” please explain, supplementally, the following statement, “The Fund may invest in investment companies that are advised by the Adviser or its affiliates to the extent permitted by applicable law.”

Response: The referenced disclosure is intended to convey that the Fund has the ability, subject to the applicable requirements of the Investment Company Act and the rules thereunder, to make investments in certain affiliated funds, such as permitted by Section 12(d)(1)(G) and Rule 12d1-1.

12.	On page 13, under the heading “Non-U.S. Securities Risk,” please disclose the additional risks associated with emerging market securities.

Response: The referenced disclosure has been revised to include a summary of the risks associated with investing in emerging market companies.

13.	On page 14, under the heading “Structured Products Risk,” please disclose the types of structured products in which the Fund may invest.

Response. Discussion of the Fund’s investment strategies in the Prospectus has been revised to reflect that the Fund’s investments in structured products may include, without limitation, investments in collateralized debt obligations, collateralized loan obligations and asset backed securities.

14.	On page 15, under the heading “Counterparty Risk,” explain how the Fund’s investments in credit default swaps are structured, and the extent of the Fund’s potential losses if it invests in credit default swaps.

Response: The Fund respectfully submits that the section of the Prospectus entitled “The Fund’s Investments—Portfolio Composition—Derivatives” includes an appropriate discussion of the types of swap transactions, including credit default swaps, that may be entered into by the Fund. In addition, the Fund believes that the section of the Prospectus entitled “Risk Factors—Principal Risks Relating to Fund Investments—Derivatives Risks” includes an appropriate discussion of the risks associated with swap transactions.

15.	On page 20, in the second full paragraph, please explain the Fund’s strategy in engaging in short sales. Will the Fund sell bonds short as a hedge against rising interest rates? Will it employ leverage by using short sales?

Response: The reference to short sales, which is included in the discussion of potential conflicts of interest that may arise in the Adviser’s management of the Fund’s portfolio, is meant to illustrate a potential type of conflict of interest. The Fund respectfully submits that a discussion of short sale transactions would not be appropriate to include in the section of the Prospectus summarizing the Fund’s investment strategy because short-sales are not expected to be a principal investment strategy of the Fund.

James E. O’Connor

January 17, 2013

16.	Page 23 discloses “High Portfolio Turnover Risk.” Please make this risk more prominent in the Summary section of the Prospectus.

Response: The Fund has revised its disclosure to include “High Portfolio Turnover Risk” earlier in its discussion of principal risks.

Summary of Fund Expenses

17.	Please file a pre-effective amendment that includes the information omitted from the “Summary of Fund Expenses” section.

Response: The Amendment includes the information omitted from the “Summary of Fund Expenses” section of pre-effective amendment number 1 to the Fund’s registration statement.

18.	On page 28, please delete the following language: “If dividends and/or interest paid on preferred shares and/or notes are not included, the total expenses incurred for 1, 3, 5 and 10 years will be $[ ], $[ ], $[ ] and $[ ], respectively.”

Response: The referenced disclosure has been deleted from the Prospectus.

Prospectus

19.	With respect to the “Loan Participations” section on page 34, please indicate to us, supplementally, whether the Fund may enter into loan participations with affiliated entities and if so, disclose the risks associated with such transactions.

Response: The Fund does not intend to enter into loan participations with affiliated entities.

20.	On page 37, under the heading “Swap Agreements,” please disclose that if the Fund is the seller of a credit default swap, it will segregate the full notional amount of the credit default swap in accordance with Release 10666 (or cover under Section 18(a)).

Response: As discussed in response to Comment 8, to the extent the Fund employs credit default swaps in its investment strategy, it intends to do so in compliance with Release 10666 and other published guidance of the SEC and its staff.

21.	Page 37 discusses “Credit-Linked Securities.” Please explain supplmentally how the Fund will avoid creating senior securities with respect to its investments in credit-linked securities.

Response: The Fund’s investment in credit-linked securities, if any, is expected to consist of the purchase of an interest in a special purpose vehicle or other issuer whose return is expected to reflect the performance of a particular credit instrument. Because the Fund’s potential loss from a credit-linked security is limited to the amount invested by the Fund to purchase an interest in the security, no leverage is created by the investment. Accordingly, no senior security should result from the Fund’s investment in credit-linked securities in the manner described above.

James E. O’Connor

January 17, 2013

22.	On page 50, under the heading “Non-U.S. Securities Risk,” please disclose whether there is a limit on the Fund’s ability to invest in securities of emerging market countries and state the amount of such limit, if any.

Response. The Prospectus discloses that the Fund does not intend to invest more than 20% of its Managed Assets in credit instruments issued by foreign issuers, which includes issuers in emerging market countries. The Fund has not adopted a specific limitation on investments in emerging market issuers.

23.	On page 52, under the heading “Derivatives Risks,” please delete the following sentence: “The swap market currently is largely unregulated.”

Response. The referenced disclosure has been deleted from the Prospectus as requested.

24.	Page 54 discusses “Lender Liability Risk.” Please indicate to us, supplementally, whether the Fund will lend to obligors in which the Adviser is an equity owner and if so, please explain how this would not be a violation of Sections 17(a)(3) and (d) of the Investment Company Act.

Response: The Fund does not intend to lend to obligors of which the Fund or Adviser is an “affiliated person” as defined in the Investment Company Act.

25.	On pages 64-65, in relation to number 5 under “Fundamental Investment Restrictions,” please state whether the Fund will use short sales only for hedging existing portfolio positions or whether the Fund’s short sales may involve the creation of a senior security subject to the limitations of Section 18(a) of the Investment Company Act, and if so, whether such use will comply with the existing SEC guidance in regard to senior securities. Please disclose, where appropriate, how the Fund will avoid the creation of a senior security with respect to its short sales.

Response: The reference to short sales in the statement of the Fund’s policy regarding the making of loans is intended to disclose the fact that the Fund does not generally consider entering into a short sale as the equivalent of the making of a loan. The Fund does not currently expect to engage in short sales as a principal strategy. To the extent the Fund does enter into short sale transactions, the Fund intends to do so in compliance with Release 10666 and other published guidance of the SEC and its staff.

26.

On pages 64-65, in relation to number 5 under “Fundamental Investment Restrictions,” please disclose, where appropriate, the extent to which the Fund actually intends to engage in lending of its portfolio securities. If the Fund intends to engage in such lending to a material extent, please disclose the following conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any

James E. O’Connor

January 17, 2013

dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs.

Response: As required by Section 8(b)(1) of the Investment Company Act and Item 17.2.h of Form N-2, the Fund has disclosed its policy on the making of loans. The Fund does not currently expect to engage in lending of portfolio securities as a principal investment strategy. The Fund respectfully submits that its current disclosure, which states that “loans shall be made in accordance with applicable law,” adequately addresses the Staff’s comment.

27.	On page 65, in relation to number 6 under “Fundamental Investment Restrictions,” please revise the first sentence to state: “Invest 25% or more of its total assets….”

Response: The requested change has been made to the Prospectus.

28.	On page 65, in relation to number 6 under “Fundamental Investment Restrictions,” please confirm, supplementally, that, where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration under Section 8(b)(1)(E).

Response: The Fund understands that the SEC is currently evaluating the application of concentration requirements in situations where a registered fund invests in a security whose performance is based on a reference asset. See Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Rel. 29776 (Aug. 31, 2011) (the “Concept Release”). The Concept Release notes that an investment company investing in this type of security may gain exposure to more than one industry or group of industries in a single investment. Specifically, the fund may be exposed to the industry of the counterparty issuing the security along with the industry of the underlying reference asset. The SEC notes that its current concentration standard “does not, by its terms, address transactions by which a fund obtains exposure to a particular industry or group of industries, whether through exposure to the counterparty to the transaction or through its contractual exposure to a reference asset.” In the Concept Release, the SEC requests public comment on the question of the application of industry concentration limits to these types of situations. Accordingly, the Fund is not aware of a requirement to include in its industry concentration limitation the industry of an entity that issues a participation interest in a loan or other security in addition to the industry of the underlying borrower.

29.	With respect to the last paragraph on page 65, please clarify that this statement is not intended to limit the Fund’s compliance with the asset coverage requirements of Section 18(a) of the Investment Company Act that would apply at such time as the Fund has outstanding a series of preferred stock or debt securities.

Response: The requested change has been made to the Prospectus.

James E. O’Connor

January 17, 2013

30.	On page 94, please update the tax disclosure in the first paragraph.

Response. The requested change has been made to the Prospectus.

* * * * * * * * *

Please do not hesitate to contact me at (212) 728-8510 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ Anthony Geron
Anthony Geron